UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Primero Mining Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

74164W106

(CUSIP Number)

David S. Stone, Esq.

Neal, Gerber & Eisenberg LLP

2 North LaSalle Street, Suite 1700

Chicago, Illinois 60602

312-269-8411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74164W106	Page 2 of 5

1.	Name of reporting persons Goldcorp Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7.	Sole voting power – 0
	8.	Shared voting power – 0
	9.	Sole dispositive power – 0
	10.	Shared dispositive power – 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 74164W106	Page 3 of 5

Explanatory Note: This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Common Shares, no par value per share (the “Common Shares”), of Primero Mining Corp., a corporation organized under the laws of British Columbia, Canada (the “Issuer”), which has its principal executive office at Suite 1640, One Bentall Centre, 505 Burrard Street, Box 24, Vancouver, British Columbia, Canada. This Amendment No. 2 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Person with respect to the Issuer on February 15, 2013, as amended by Amendment No. 1 filed by the Reporting Person with respect to the Issuer on December 18, 2013 (the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(c) On March 26, 2014, the Reporting Person sold 31,151,200 Common Shares at a price of C$7.20 per share, representing all of its interest in the Common Shares of the Issuer, pursuant to an underwritten public offering in Canada and a concurrent private placement in the United States pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. To the knowledge of the Reporting Person, none of the persons named in Annex A beneficially own any Common Shares.

(e) On March 26, 2014, the Reporting Person ceased to be the beneficial owner of any Common Shares of the Issuer and will no longer file amendments to this Schedule 13D.

SCHEDULE 13D

CUSIP No. 74164W106	Page 4 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 26, 2014

Goldcorp Inc.

By:	/s/ Anna Tudela
Name:	Anna Tudela
Title:	VP, Regulatory Affairs and Corporate Secretary

SCHEDULE 13D

CUSIP No. 74164W106	Page 5 of 5

ANNEX A

Certain Information Regarding Directors and Executive Officers of Goldcorp Inc.

The following table sets forth the name, country of citizenship, current business address, current principal occupation or employment and the principal business and address where such occupation or employment is conducted, of each of the individuals listed below. Unless otherwise indicated, the current business address of each person is Suite 3400-666 Burrard St., Vancouver, British Columbia, V6C 2X8 Canada and the citizenship of each person is Canada.

Directors

Name, Citizenship and Current Business Address	Present Principal Occupation or Employment (including principal business and business address)

John Bell	Director - Goldcorp Inc.

Beverley Anne Briscoe	President - Briscoe Management Limited (835 Granville Street, Vancouver, BC V6Z 1K7)

Peter Dey	Chairman of Paradigm Capital Inc. - (#2101 - 95 Wellington Street West, Toronto, ON M5J 2N7)

Doug Holtby	Vice-Chairman of the Board and Lead Director - Goldcorp; President and Chief Executive Officer - Arbutus Road Investments Inc., Majick Capital Inc. and Holtby Capital Corporation (7230 Arbutus Road, West Vancouver, BC V7W 2L5)

Charles Jeannes	President and Chief Executive Officer - Goldcorp Inc.; U.S. citizen

Randy Reifel	President - Chesapeake Gold Corp. (1512 Yew Street, Suite 201, Vancouver, Canada V6K 3E4)

Dan Rovig	Director - Goldcorp Inc. (5190 Neil Road, Suite 310, Reno, Nevada 89502, USA); U.S. citizen

Ian Telfer	Chairman of the Board - Goldcorp Inc.

Kenneth Williamson	Director - Goldcorp Inc.

Blanca Trevińo de Vega	President and Chief Executive Officer - Softtek (Blvd. Diaz Ordaz km 333, Plaza Leona Seccion IV, Garza Garcia, Nuevo Leon, Mexico, C.P. 66210); Mexican citizen

Executive Officers

Name, Citizenship and Current Business Address	Present Principal Occupation or Employment (including principal business and business address)

Russell Ball	Executive Vice President, Capital Management - Goldcorp Inc.; U.S. citizen

George Burns	Executive Vice President and Chief Operating Officer - Goldcorp Inc.; Canadian and U.S. citizen

Lindsay Hall	Executive Vice President and Chief Financial Officer - Goldcorp Inc.

Timo Jauristo	Executive Vice President, Corporate Development - Goldcorp Inc.; Canadian and Australian citizen

Charles Jeannes	President and Chief Executive Officer - Goldcorp Inc.; U.S. citizen

Charlene Ripley	Executive Vice President, General Counsel - Goldcorp Inc.